FOR IMMEDIATE RELEASE:	March 26, 2012	PR 12-05

Atna Resources Reports Fourth Quarter and 2011 Fiscal Year Results and Highlights

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) today reported audited financial and operating results for the Company’s year ended December 31, 2011. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the MD&A and Financials filed on SEDAR and EDGAR or on our website at www.atna.com.

Highlights for 2011 and Subsequent Events

•	Atna generated net income of $15.1 million, or $.14 per share, in the year ended December 31, 2011 (“2011”). Income before income tax was $6.0 million, or $.06 per share. As of December 31, 2011, cash and cash equivalents were $10.0 million.
•	Atna’s stock price increased from C$0.63 on December 31, 2010 to C$0.84 on December 31, 2011, increasing further to C$1.20 as of March 23, 2012.
•	The Briggs mine produced $18.5 million in positive operating cash flow and $13.5 million of income before tax.
•	The Briggs mine sold 32,371 ounces of gold in 2011, a 29 percent increase over 2010 results, to produce $51.7 million in gross revenue, a 69 percent increase over 2010 gross revenue. The average selling price per ounce of gold was $1,588.
•	Through drilling at Briggs and Reward and the acquisition of a 70 percent interest in the Pinson property (“Pinson”), Atna increased its global measured and indicated gold resource by 95 percent to approximately 3.9 million contained ounces. Inferred gold resources increased by 42 percent to approximately 1.7 million ounces.
•	In September 2011, the Company closed its transaction with Pinson Mining Company ("PMC"), a subsidiary of Barrick Gold Corporation, acquiring PMC's 70 percent interest in Pinson. The acquisition gave Atna 100 percent control of a high grade gold resource on the Getchell gold belt of northern Nevada.
•	Proven and probable reserves at Briggs were increased in 2011 by 23 percent, net of gold ounces mined in 2011, due to additional drilling and the use of a $1,300 three year trailing average price of gold, adding approximately two years of additional mine life.
•	Proven and probable reserves at Reward were increased by 46 percent due to additional drilling and the use of a $1,300 three year trailing average price of gold.
•	In August 2011, the Company closed a C$20 million Credit Agreement with Sprott Resource Lending Partnership to finance the Pinson acquisition and commence initial phases of development. In February 2012, the term of this facility was extended, now due in three payments in 2013.

Highlights for Fourth Quarter 2011

•	Atna generated net income of $11.6 million, or $.10 per share, in the fourth quarter of 2011. Income before tax was $2.5 million, or $.02 per share.

•	The Company reversed $9.5 million, or $.08 per share, of an allowance against its deferred tax asset principally in expectation of being able to use its past net operating loss carryforwards (“NOL’s”).
•	Briggs produced $4.7 million in positive operating cash flow and $4.0 million of income before tax.
•	The Briggs mine sold 8,423 ounces of gold for the quarter, an 8 percent increase over fourth quarter 2010 to produce $14.1 million in gross revenue, a 39 percent increase over the same period in 2010. The average selling price was $1,675 per ounce in the quarter.
•	Development of the Pinson mine commenced with the recruitment of an operating team and mobilization of its underground mining contractor.
•	A 68 hole, 31,800 foot (9,700 meter) reverse circulation drilling program was completed at Briggs with success in increasing gold resources and grades in the existing mine area.
•	A 15 hole, 8,880 foot (2,707 meters) reverse circulation drilling program was completed at the Reward Project with success in increasing measured and indicated resources by 29 percent.

About Atna Resources

Atna is a gold production and development company with a focus in the western US. Atna is producing gold at its Briggs mine located in Inyo County, California and is currently developing the Pinson underground gold mine near Winnemucca, Nevada. Infrastructure development has been substantially completed at the permitted Reward gold mine near Beatty, Nevada and early feasibility study work is being conducted at the Columbia gold project located near Lincoln, Montana.

Conference Call

Management will host a conference call on Wednesday, March 28th, 2012, at 11:00a.m. Eastern time, to discuss these results and general corporate and project activities. Participants in the U.S. and Canada dial (877) 559-1977; International callers dial (660) 422-4979. Please reference conference ID # 64977213

A replay of the fourth quarter and year-end call will be available through midnight Eastern on Friday, March, 30, 2012, by dialing (855) 859-2056 or (404) 537-3406, reference conference ID # 64977213

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2011 Form 20-F dated March 26, 2012.

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Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

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ATNA RESOURCES LTD. AND SUBSIDIARIES
SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION
(US dollars, IFRS basis)
(Audited)

	December 31,	December 31,
	2011	2010
BALANCE SHEETS
ASSETS
Current assets	$26,638,000	$22,433,600
Noncurrent assets	104,567,300	60,772,500
Total assets	131,205,300	83,206,100
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	31,364,500	10,698,800
Notes payable - long term	1,570,500	2,406,600
Gold bonds, net of discount - long term	3,494,800	6,781,000
Noncurrent liabilities	7,983,900	6,183,100
Shareholders' equity	86,791,600	57,136,600
Total liabilities and shareholders’ equity	$131,205,300	$83,206,100

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2011	2010	2011	2010
STATEMENTS OF OPERATIONS
Revenues	$14,194,900	$10,380,900	$51,755,400	$30,606,900
Cost of sales	7,930,700	6,202,100	30,089,800	21,450,200
Depreciation, cost of sales	2,101,700	1,608,900	7,548,700	5,395,800
Depreciation - G&A	15,400	31,900	113,200	119,500
General and administrative	1,503,900	1,015,300	4,457,900	3,622,700
Exploration	119,700	194,900	634,900	1,108,700
Provision for site restoration	(136,500)	(410,500)	(136,500)	(410,500)
Other expense, net	138,700	1,374,600	3,057,700	5,212,400
Net income (loss) before income tax	2,521,300	363,700	5,989,700	(5,891,900)
Income tax benefit, net of expense	9,094,700	—	9,094,700	—
Net income (loss)	11,616,000	363,700	15,084,400	(5,891,900)
Comprehensive loss	(523,400)	90,500	631,900	(135,200)

Basic income (loss) per share	$0.10	$0.00	$0.14	$(0.07)
Diluted income (loss) per share	0.10	0.00	0.14	(0.07)
Basic weighted-average shares outstanding	117,226,040	89,867,305	106,033,977	84,967,450
Effect of dilutive securities:
Stock options, convertible debentures and warrants	3,258,785	—	885,959	—
Diluted weighted-average shares outstanding	120,484,825	89,867,305	106,919,936	84,967,450

CASH FLOWS
Cash and cash equivalents, beginning of period	$10,587,200	$1,634,800	$9,593,200	$13,060,300
Net cash provided by (used in) operating activities	2,953,400	973,500	11,464,800	(4,740,800)
Net cash used in investing activities	(2,431,400)	(372,000)	(25,379,200)	(2,000,200)
Net cash (used in) provided by financing activities	(1,143,700)	7,351,900	14,307,300	3,261,100
Effect of exchange rate changes on cash	(2,400)	5,000	(23,000)	12,800
Cash and cash equivalents, end of period	$9,963,100	$9,593,200	$9,963,100	$9,593,200

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